UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Corporate Registry ID (NIRE): 35.300.186.133

MATERIAL FACT

CPFL Energia S.A. (“Company”), pursuant to Paragraph 4 of Art. 157 of Law 6.404/76 and CVM Instruction 358/02, complementing the Material Fact disclosed on August 16th, 2006, hereby informs its shareholders and the market that:

1. On December 15th 2006, Bradespar S.A. (“Bradespar”) and VBC Energia S.A. (“VBC-E”) released Material Facts stating, in essence, that Votorantim Energia Ltda. (“Votorantim”), Camargo Correa Energia S.A. (“Camargo Correa”) and Bradespar, through its subsidiary Antares Holdings Ltda (“Antares”), had concluded the corporate restructuring involving shares issued by the Company, held through the intermediary of VBC- E.

2. Upon conclusion of the reorganization, (I) VBC-E remains a member of the Company’s controlling shareholder group and is in turn controlled equally by Votorantim and Camargo Correa, and (II) VBC-E now holds 139,002,671 shares, corresponding to 28.97% of the Company’s capital stock, 122,945,367 of which are part of the controlling block, linked to Shareholders’ Agreement of the Company, and will remain as such.

3. Following the restructuring, Bradespar has withdrawn from VBC-E, but still retains 43,049,000 Company shares, representing 8.97% of the Company’s capital stock, which are not part of the Shareholders’ Agreement.

São Paulo, December 18th, 2006.

José Antonio de Almeida Filippo
Financial Vice-President and Head of Investor Relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2006

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.